Exhibit 7.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Year Ended December 31,
	2005	2004	2003	2002	2001
		(in NOK thousands, except Ratios)
NORWEGIAN ACCOUNTING PRINCIPLES:
FIXED CHARGES:
Interest and Commissions on debt	2,886,794	2,099,815	1,807,419	2,040,246	4,244,676
Other interest and borrowing expenses	47,987	28,401	21,989	22,697	19,178
Estimate of the interest within rental expense	311	315	308	314	281

Total fixed charges, as defined	2,935,092	2,128,531	1,829,716	2,063,257	4,264,135

EARNINGS:
Net income	128,217	218,774	251,170	207,515	248,860

Income taxes	53,431	84,440	100,571	82,986	94,596
Fixed charges, as defined	2,935,092	2,128,531	1,829,716	2,063,257	4,264,135

Total earnings, as defined	3,116,740	2,431,745	2,181,457	2,353,758	4,607,591

RATIO OF EARNINGS TO FIXED CHARGES	1.06	1.14	1.19	1.14	1.08

U.S. ACCOUNTING PRINCIPLES:
FIXED CHARGES:
Total fixed charges, as defined	2,935,092	2,128,531	1,829,716	2,063,257	4,264,135

Total U.S. GAAP fixed charges	2,935,092	2,128,531	1,829,716	2,063,257	4,264,135

EARNINGS:

Income before extraordinary income	(86,266)	945,413	(1,637,803)	544,676	1,482,349
Income taxes	53,431	84,440	100,571	82,986	94,596

U.S. GAAP adjustment	(83,410)	282,322	(735,120)	130,599	477,756
U.S. GAAP fixed charges	2,935,092	2,128,531	1,829,716	2,063,257	4,264,135

Total U.S. GAAP earnings	2,818,847	3,440,706	(442,636)	2,821,518	6,318,836

RATIO OF EARNINGS TO FIXED CHARGES (1)	—	1.62	—	1.37	1.48

(1) For purposes of calculating the ratio of earnings to fixed charges, earnings include net income plus taxes and fixed charges. Fixed charges represent interest and commissions on debt, other borrowing expenses, estimates of the interest within rental expenses and premiums on bond debt issued. The ratio of U.S. GAAP earnings to fixed charges is based on U.S. GAAP income before extraordinary items. In 2003 the U.S. GAAP ratio of earnings to fixed charges had a deficiency due to negative U.S. GAAP earnings of NOK 443 million (USD 66 million). In 2005, the U.S. GAAP ratio of earnings to fixed charges had a deficiency due to negative U.S. GAAP income before extraordinary items. The amount of the coverage deficiency was NOK 2,272 million (USD 339 million) in 2003 and NOK 0.1 million (USD 0.02 million) in 2005. See Note 34 to our audited consolidated financial statements for further discussion of U.S. GAAP earnings. The negative U.S. GAAP earnings in 2003 and the negative U.S. GAAP income in 2005 were driven by the impact of market movements on the fair value of derivatives, for which hedge accounting is not applied under U.S. GAAP.